Exhibit (a)(1)(D)

Offer to Purchase for Cash

by

International Paper Company

of

Up to 41,666,667 Shares of its Common Stock

at a Purchase Price not Greater Than $36.00 nor Less Than $32.50 per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, SEPTEMBER 13, 2006, UNLESS THE OFFER IS EXTENDED.

August 16, 2006

To Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

International Paper Company, a New York corporation (the “Company”), is offering to purchase for cash up to 41,666,667 shares of its common stock, par value $1.00 per share (the “Shares”), at a purchase price not greater than $36.00 nor less than $32.50 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated August 16, 2006 (the “Offer to Purchase”) and the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

Enclosed with this letter are copies of the following documents:

1.	Offer to Purchase, dated August 16, 2006;

2.	Letter of Transmittal, for your use in accepting the Offer and tendering Shares of and for the information of your clients, including the Substitute Form W-9;

3.	Letter to Clients, for you to send to your clients for whose account you hold Shares registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer;

4.	Notice of Guaranteed Delivery with respect to Shares, to be used to accept the Offer if the shareholder’s Share certificates are not immediately available or cannot be delivered to you to be delivered to the Depositary before the Expiration Date (or the procedures for book-entry transfer cannot be completed on a timely basis), or if time will not permit all required documents to reach the Depositary before the Expiration Date;

5.	Letter to Participants in the International Paper Company Savings Plans; and

6.	Return envelope addressed to Mellon Investor Services LLC, as the Depositary.

The Company’s Board of Directors has approved the Offer. However, none of the Company, its Board of Directors, the Dealer Managers, the Information Agent or the Depositary make any recommendation to your clients as to whether they should tender or refrain from tendering their Shares or as to the price or prices at which they may choose to tender their Shares. Your clients must make their own decision as to whether to tender their Shares and, if so, how many Shares to tender and the price or prices at which their Shares should be tendered. In doing so, your clients should read carefully the information in the Offer to Purchase and in the Letter of Transmittal, including the Company’s reasons for making the Offer. Certain conditions to the Offer are described in Section 7 of the Offer to Purchase. All tenders must be in proper form as described in Section 3 of the Offer to Purchase to be valid.

We urge you to contact your clients as promptly as possible. Please note that the Offer, proration period and withdrawal rights will expire at 12:00 midnight, New York City time, on September 13, 2006, unless the Company extends the Offer. Under no circumstances will the Company pay interest on the Purchase Price (as such term is defined in the Offer to Purchase), even if there is any delay in making payment.

The Company will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the Dealer Managers, the Information Agent and the Depositary, as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer and related materials to your clients. The Company will pay or cause to be paid all stock transfer taxes, if any, on its purchase of Shares pursuant to the Offer, except as otherwise provided in the Offer to Purchase (see Section 5 of the Offer to Purchase).

Questions and requests for assistance or for additional copies of the enclosed material may be directed to the Information Agent at the telephone number and address listed below.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street

New York, New York 10005

Banks and Brokers Call Collect: (212) 269-5550

All Others Call Toll-Free: (800) 487-4870

Very truly yours,

International Paper Company

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Dealer Managers, the Depositary, the Information Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.

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